UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at April 28, 2009

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: April 28, 2009

* Print the name and title of the signing officer under his signature

    Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ PROVIDES UPDATE
ON THE EMPOWERMENT TRANSACTION WITH ANGLO PLATINUM

April 28, 2009 Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; NYSE Amex:ANO; JSE:ARQ) announces that discussions between Anglo American plc (the majority shareholder of Anglo Platinum Limited "Anglo Platinum"), Anglo Platinum, Anooraq and Pelawan Investments (Pty) Limited (the majority shareholder of Anooraq) ("the Parties") regarding the purchase by Anooraq from Anglo Platinum of an effective 51% of the Lebowa Platinum Mine ("Lebowa") and an additional 1% controlling interest in each of the Ga-Phasha, Boikgantsho and Kwanda joint venture projects ("the Transaction"), as well as its associated financing strategy, are progressing well and are expected to be concluded shortly.

Shareholders are also referred to the news releases dated October 2, 2008, November 14, 2008 and December 12, 2008, January 28, 2009 and March 11, 2009 relating to the Transaction. The parties remain committed to concluding the Transaction and have therefore agreed to extend the date for fulfillment of the suspensive conditions until June 30, 2009.
In addition, Anooraq has renewed its mandate with Standard Chartered Bank ("SCB") to provide a portion of the financing required for implementation of the Transaction. The SCB facility being contemplated is a senior debt term facility in an amount of ZAR750 million.

Shareholders are further advised that an update to the April 2008 technical report on Lebowa, as referred to in the cautionary announcement dated March 11, 2009 and which is being prepared in compliance with National Instrument 43-101, is nearing completion and will be filed on www.sedar.com shortly.

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

On behalf of the Board of Directors
Philip Kotze
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga- Phasha and Platreef Project exploration results will continue to be positive.

Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company`s annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.